UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____January 26, 2005_____________

Date

PACIFIC NORTH WEST

CAPITAL CORP.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

31 October 2004 and 2003

Prepared by Management

These financial statements have NOT been reviewed by the Company's auditor

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 1
Balance Sheets

Canadian Funds

ASSETS	October, 31 2004	April 30, 2004
Current
Cash and cash equivalents	$5,028,744	$5,523,315
Accounts receivable	40,421	32,189
Investments (Note 3)	158,674	124,556
Due from River Valley Joint Venture	-	12,885
	5,227,839	5,692,945
Restricted Cash - Flow-Through (Note 7b)	689,906	903,800
Mineral Property Costs - Schedule (Note 4)	794,863	534,529
Property, Plant and Equipment (Note 5)	89,912	71,045
	$6,802,520	$7,202,319

LIABILITIES
Current
Accounts payable and accrued liabilities	$17,316	$108,105
Cash call payable (Note 4e)	17,967	18,758
	35,283	126,863
Commitments (Note 9)
Contingent Liability (Note10)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
31,767,404 (April 30, 2004 - 31,551,004) common shares	13,851,612	13,603,297
Deficit - Statement 2	(7,084,375)	(6,527,841)
	6,767,237	7,075,456
	$6,802,520	$7,202,319

ON BEHALF OF THE BOARD:

"Harry Barr"______________, Director

"Bernard Barlin"__________ , Director

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 2
Statements of Changes in Shareholders' Equity
Canadian Funds

	Common Shares		Accumulated
	Number	Amount	Deficit	Total
Balance - 30 April 2001	19,357,480	$5,513,980	$(2,506,040)	$3,007,940
Issuance of shares for:
- Private placements	355,302	203,750	-	203,750
- Properties	316,000	208,060	-	208,060
- Exercise of options	120,000	68,600	-	68,600
- Exercise of warrants	170,661	116,463	-	116,463
- Finder's fees	15,091	-	-	-
Loss for the year	-	-	(1,422,135)	(1,422,135)
Balance - 30 April 2002	20,334,534	6,110,853	(3,928,175)	2,182,678
Issuance of shares for:
- Private placements	416,667	250,000	-	250,000
- Properties	337,000	202,380	-	202,380
- Exercise of options	61,000	35,170	-	35,170
- Exercise of warrants	16,500	11,050	-	11,050
Share issuance costs	-	(21,859)	-	(21,859)
Stock-based compensation costs	-	151,725	-	151,725
Loss for the year	-	-	(1,323,658)	(1,323,658)
Balance - 30 April 2003	21,165,701	6,739,319	(5,251,833)	1,487,486
Issuance of shares for:
- Private placements	9,344,444	6,400,000	-	6,400,000
- Properties	38,000	22,460	-	22,460
- Exercise of options	418,334	256,334	-	256,334
- Exercise of warrants	445,800	290,537	-	290,537
- Performance shares	50,000	39,500	-	39,500
- Finder's fees	88,725	-	-	-
Share issuance costs	-	(367,853)	-	(367,853)
Stock-based compensation costs (Note 7(e) (ii))	-	223,000	-	223,000
Loss for the year	-	-	(1,276,008)	(1,276,008)
Balance - 30 April 2004	31,551,004	$13,603,297	$(6,527,841)	$7,075,456
Issuance of shares for:
- Private placements	-	-	-	-
- Properties	110,000	67,800	-	67,800
- Exercise of options	18,000	8,720	-	8,720
- Exercise of warrants	38,400	19,200	-	19,200
- Performance shares	50,000	30,000	-	30,000
- Finder's fees	-	-	-	-
Share issuance costs	-	(205)	-	(205)
Stock-based compensation costs (Note 7(e) (ii))	-	122,800	-	122,800
Loss for the year	-	-	(556,534)	(556,534)
Balance - 31 October 2004	31,767,404	$13,851,612	$(7,084,375)	$6,767,237

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 3
Statements of Loss
Canadian Funds

	3 Months Ended October 31, 2004	3 Months Ended October 31, 2003	6 Months Ended October 31, 2004	6 Months Ended October 31, 2003
General and Administration Expenses
Investor and shareholder relations	$74,583	$116,011	$112,304	$188,563
Consulting fees	77,859	93,166	163,801	175,775
Travel, lodging and food	32,861	34,915	58,231	59,294
Stock-based compensation (Note 7(e) (ii))	66,200	102,500	122,800	125,345
Management fees	21,000	23,873	38,280	41,153
Accounting and audit	28,558	18,400	36,958	31,450
Salaries and benefits	33,244	15,128	53,058	29,923
Rent	14,936	14,936	29,873	29,873
Transfer agent and regulatory fees	20,881	14,489	42,854	16,982
Office	23,110	16,347	33,766	22,625
Telephone and utilities	5,092	9,142	11,870	14,545
Interest and bank charges	554	726	1,266	1,336
Legal	6,719	5,954	9,166	6,792
Insurance, licenses and fees	2,742	217	2,742	1,972

Loss Before the Undernoted	(408,339)	(493,615)	(716,969)	(745,628)
Mineral property costs written off	-	-	-	(6,032)
Investments written down	-	-	-	-
Interest on flow-through funds	-	-	-	-
Gain on River Valley acquisition recovery	-	-	-	-
Quebec exploration tax credit	-	-	-	-
Gain on sale of investments	-	-	-	-
Interest and other income	24,832	724	34,104	7,614
Project management fees	86,112	129,694	126,331	177,326
	110,944	130,418	160,435	178,908
Loss for the Period	$(297,395)	$(363,197)	$(556,534)	$(566,720)

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 4
Statements of Cash Flows
Canadian Funds

Cash Resources Provided By (Used In)	3 Months Ended October 31, 2004	3 Months Ended October 31, 2003	6 Months Ended October 31, 2004	6 Months Ended October 31, 2003
Operating Activities
Loss for the period	$(297,395)	$(363,197)	$(556,534)	$(566,720)
Items not affecting cash
Mineral property costs written off	-	-	-	6,032
Stock-based compensation costs	36,700	102,500	93,300	125,345
Investments written down	-	-	-	-
Amortization	-	-	-	-
Gain on River Valley acquisition recovery	-	-	-	-
Gain on sale of investment	-	-	-	-
Consulting fees - performance shares issued	-	-	29,500	-
Changes in non-cash working capital	220,153	19,779	217,559	8,708
	(40,542)	(240,918)	(216,175)	(426,635)
Investing Activities
Lonmin PLC Advances	750,276	-	1,550,831	-
Kaymin Resources Limited advance	171,723	16,620	250,792	176,369
Sale of investment	-	-	-	-
Option payment received - Kaymin Resources Limited	-	-	-	-
Purchase of property, plant and equipment	(7,746)	-	(18,867)	-
Purchase of investments	(19,128)	-	(34,118)	-
Cash call payable	1,276	(17,950)	(791)	(31,353)
Mineral property costs	(1,326,659)	(51,492)	(2,268,352)	(272,410)
	(430,258)	(52,822)	(520,505)	(127,394)
Financing Activities
Due to related parties	-	-	-	-
Share capital issued, net of issuance costs	21,015	1,485,350	28,215	1,899,925
	21,015	1,485,350	28,215	1,899,925

Net Increase (Decrease) in Cash	(449,785)	1,191,610	(708,465)	1,345,896
Cash position - Beginning of period	6,168,435	1,327,891	6,427,115	1,173,605
Cash Position - End of Period	$5,718,650	$2,519,501	$5,718,650	$2,519,501

Cash Position Consists of:
Cash and cash equivalents	$5,028,744	$1,978,522	$5,028,744	$1,978,522
Restricted cash	689,906	540,979	689,906	540,979
	$5,718,650	$2,519,501	$5,718,650	$2,519,501

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$45,000	$4,020	$67,800	$4,020
Stock-based compensation expense included in share capital	$36,700	$102,500	$93,300	$125,345
Performance shares issued for consulting fees	$-	$-	$29,500	$-

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule
Schedules of Mineral Property Costs

Canadian Funds

	6 months ended October. 31, 2004
	Acquisition Costs	Exploration Costs	Total	April 30, 2004 Total
Ontario Properties
River Valley
Option payments	$-	$-	$-	$-
Engineering and geological consulting	-	(38,504)	(38,504)	38,504
Kaymin advances	-	-	-	-
	-	(38,504)	(38,504)	38,504
Agnew Lake
Drilling	-	-	-	59,591
Engineering and geological consulting	-	128,888	128,888	73,302
Assays and geochemical	-	16,915	16,915	21,925
Option payments, net of recovery	45,000	-	45,000	45,000
Field expenses	-	66,264	66,264	35,756
Geophysics	-	38,725	38,725	168,935
Kaymin advances	-	(250,792)	(250,792)	(354,726)
	45,000	-	45,000	49,783

ProAm
Kaymin repayment (advances)	-	-	-	-
Option payments, net of recovery	-	-	-	11,360
	-	-	-	11,360
Thunder Bay
Drilling	-	-	-	-
Geophysical	-	-	-	-
Field expenses	-	-	-	-
Engineering and geological consulting	-	-	-	-
Assay	-	-	-	-
	-	-	-	-
Sudbury - General
Engineering and geological consulting	-	9,829	9,829	58,329
Field expenses	-	6,114	6,114	10,336
Assays and geochemical	-	369	369	268
	-	16,312	16,312	68,933
Quebec Properties
Glitter Lake
Field expenses	-	1,819	1,819	300
Engineering and geological consulting	-	3,200	3,200	-
Option payment	28,800	-	28,800	10,000
Quebec exploration tax credit	-	-	-	(23,877)
Staking	-	-	-	-
Assay	-	-	-	-
	28,800	5,019	33,819	(13,577)
Balance Carried Forward	$73,800	$(17,173)	$56,627	$155,003

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Schedules of Mineral Property Costs

Canadian Funds

	6 months ended October 31, 2004
	Acquisition Costs	Exploration Costs	Total	2003 Total
Balance Forward	$73,800	$(17,173)	$56,627	$155,003
Quebec Properties - Continued
Retty Lake
Option payment	15,000	-	15,000	-
Engineering and geological consulting	-	53,004	53,004	-
Quebec exploration tax credit	-	-	-	-
	15,000	53,004	68,004	-
Lac Manitou
Option payment	26,360	-	26,360	-
Engineering and geological consulting	-	46,039	46,039	-
Field expenses	-	84,411	84,411	-
Property examination	-	-	-	5,000
	26,360	130,450	156,810	5,000

Alaska Properties
Union Bay
Option payment	20,000	-	20,000	37,100
Engineering and geological consulting	-	900,253	900,253	657,366
Field expenses	-	209,813	209,813	305,352
Assay	-	182,500	182,500	84,853
Drilling	-	258,265	258,265	149,684
Staking	-	-	-	95,817
Lonmin PLC advances	(53,903)	(1,550,831)	(1,604,734)	(1,230,988)
	(33,903)	-	(33,903)	99,184
Kane
Filing fee	-	4,765	4,765	10,601
Engineering and geological consulting	-	826	826	306
Field expenses	-	-	-	-
	-	5,591	5,591	10,907
Alaska - General
Filing fee	-	-	-	6,032
Engineering and geological consulting	-	-	-	24,317
Field expenses	-	-	-	24,425
Assay	-	-	-	-
	-	-	-	54,774
New Zealand
Takitimu
Staking	-	-	-	1,984
Assay	-	-	-	445
Engineering and geological consulting	-	7,205	7,205	767
	-	7,205	7,205	3,196
Costs for the Year	81,257	179,077	260,334	328,064
Balance - Beginning of year	443,850	90,679	534,529	330,172
Mineral property costs written off	-	-	-	(123,707)
Quebec exploration tax credit	-	-	-	-
Balance - End of Year	$525,107	$269,756	$794,863	$534,529

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

1.

Significant Accounting Policies

a)

Cash and Cash Equivalents

For purposes of reporting cash flows, the company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The company places its cash and cash investments with institutions of high-credit worthiness.

b)

Investments

Investments are recorded at the lower of cost or market value.   Investments are written down to market value when the decline in market value is deemed to be other than temporary.

c)

Mineral Properties and Deferred Exploration Expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

The costs capitalized for mineral properties are regularly reviewed on a property-by-property basis to consider if there is any impairment on the subject property. When the carrying value of the property exceeds the net estimated recoverable amount for that property a provision is made for impairment in value. The net realizable value is determined based on identifiable geological reserves, joint venture expenditures or commitments or the company's assessment of its ability to sell the property for its carrying value.

The recorded costs do not necessarily reflect present or future values of the mineral properties.

When the company acquires or disposes of a property subject to an option agreement, because the option is exercisable at the option of the optionee, such option payments payable or receivable are not recorded according to the requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

The Canadian Generally Accepted Accounting Principles ("GAAP") for mineral property costs are promulgated in the Canadian Institute of Chartered Accountants ("CICA") Handbook ("Handbook"). Certain sections of the Handbook allow classification as tangible assets and a certain section allows classification as an intangible asset. The company has chosen to classify its mineral property costs as tangible assets in accordance with its interpretation of GAAP. The company believes that its interpretation of GAAP is appropriate and consistent with Canadian GAAP.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

c)

Mineral Properties and Deferred Exploration Expenditures - Continued

The alternative interpretation of GAAP would provide for capitalization of costs relating to mineral properties as an intangible asset at the time of its acquisition. For companies in the exploration stage the excess of the carrying value over the residual value would be amortized over the period of the subject option agreement, the period in which the company expects to complete its exploration programs or to sell, develop or further explore the underlying properties.

The CICA may provide additional guidance in the future that may clarify this situation and such guidance, if promulgated, may change the company's current method of accounting for the mineral property expenditures. Until such guidance is available, the company expects to continue its accounting policy of treating such costs as tangible assets.

If the company had chosen to account for these costs as intangible assets and amortized these costs on a straight line basis over either (a) the term of the agreement, (b) the period expected to complete its exploration programs or (c) the period to convert, develop or further explore the underlying mineral properties the company's financial statements would change as follows:

	2004	2003
Mineral Properties - as tangible assets	$534,529	$330,172
Mineral Properties - as intangible assets - costs	$985,707	$657,643
Mineral Properties - as intangible assets - accumulated amortization	(632,722)	(407,816)
Intangible assets - net	$352,985	$249,827

Net loss for the year as reported	$(1,276,008)	$(1,323,658)
Amortization of intangible assets	(224,906)	(328,556)
Write-off of mineral properties as reported	123,707	327,471
Loss for the year	$(1,377,207)	$(1,324,743)
Loss per share - Basic and diluted	$(0.05)	$(0.05)

d)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Mineral Exploration Tax Credits ("METC")

The company recognizes METC amounts when the company's METC application is approved by Canada Revenue Agency auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured.

f)

Property, Plant and Equipment and Amortization

Property, plant and equipment are valued at cost less accumulated amortization.  The company provides amortization of furniture and office equipment, and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rate is applied in the year of acquisition.

g)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

h)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at fair market value.

i)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

  Monetary assets and liabilities at year-end rates,

  All other assets and liabilities at historical rates, and

  Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

j)

Stock-Based Compensation - Change in Accounting Policy

The company adopted the recommendation of CICA Handbook Section 3870, stock based compensation and other stock-based payments, effective to all awards granted on or after 1 May 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870 the company has enacted prospectively early adoption of the fair value based method of accounting for awards to employees for the fiscal year beginning 1 May 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

k)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

l)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

m)

Flow-Through Shares

The company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after 19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions ("losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

2.

Fair Value of Financial Instruments

The company's financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash - flow-through, accounts payable and cash call payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

3.

Investments

Details are as follows:

	October 31, 2004		2004
	Book Value	Market Value	Book Value
390,188 (April 30, 2004 - 390,188) common shares of Freegold Ventures Limited ("Freegold")	$117,056	$117,056	$117,056
280,000 (April 30, 2004 - Nil common shares of CanAlaska Ventures Ltd. ("CanAlaska")	34,118	86,800	-
150,000 (April 30, 2004 - 150,000) common shares of Consolidated Venturex Holdings Ltd. ("Venturex")	7,500	7,500	7,500
	$158,674	$211,356	$124,556

The above investments have been accounted for using the cost method. All investments represent less than a 5% ownership of the respective companies.   Freegold, CanAlaska and the company have certain directors in common. During the period, the company had a net gain on sale of investments of $Nil.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

4.

Mineral Properties

a)

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances	Total October 31, 2004	Total April 30, 2004
Ontario Properties
River Valley Joint Venture	$1	$5,053,099	$(5,053,099)	$1	$38,505
Agnew Lake	258,500	2,574,824	(2,555,558)	277,766	232,766
ProAm	27,800	35,198	(35,198)	27,800	27,800
Sargesson and Kelly/Davis	27,900	11,954	-	39,854	39,854
General	-	16,312	-	16,312	-
Quebec Property
Glitter	40,847	34,503	-	75,350	41,531
Lac Manitou	26,360	135,450	-	161,810	5,000
Retty Lake	15,000	53,004	-	68,004	-
Alaska Properties
Union Bay	116,114	2,758,969	(2,781,819)	93,264	127,167
Kane	10,601	13,699	-	24,300	18,709
Labrador Property	1	-	-	1	1
New Zealand
Takitimu	1,984	8,417	-	10,401	3,196
	$525,108	$10,695,429	$(10,425,674)	$794,863	$534,529

b)

River Valley Farm-In and Joint Venture

By agreement dated 14 July 1999, the company granted to Kaymin Resources Limited ("Kaymin"), a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in the company's portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Notes 4bi - 4bvi respectively), in the Sudbury Region of Ontario.  During the prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these financials statements.

The above agreement is subject to various Net Smelter Return ("NSR") royalties under the terms of the underlying agreements ranging from 2% to 3%.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm-In and Joint Venture - Continued

i)

River Valley Property

By agreement dated 15 January 1999 and amended 11 March 1999, the company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed.

The property is subject to a 3% NSR.  The company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property

By agreement dated 30 June 1998 and subsequently amended, the company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by 31 May 2001.

Certain of the above claims are subject to a 2% NSR.

iii)

Frontier Property

The company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

iv)

Washagami Property

The company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

v)

Razor Property

The company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm-In and Joint Venture - Continued

vi)

Western Front Property

By agreement dated 16 November 2001, the company can acquire a 70% interest in certain mineral claims known as the Western Front property from a company (the "optionor") with certain directors in common.

As consideration, the company, paid $55,000 and issued 20,000 shares to the optionors.  In addition, an exploration expenditure of $50,000 was completed.

The company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the company can purchase for $1,000,000;the second 1% can be purchased for $2,000,000.  The company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

c)

Agnew Lake Property (Note 4 (e))

By agreement dated 15 August 2000 and amended 16 August 2001 and 2 December 2003, the company can acquire a 50% interest in certain mineral claims, known as the Agnew Lake property, located in the Shakespeare, Dunlop, Shibananing and Gough Townships, Sudbury Mining District, Ontario.

As consideration the company, at its option, must incur $500,000 of exploration expenditures on the property by 20 December 2004 and issue shares and make payments as follows:

			Option Payments	Shares
Upon execution of the agreement	(paid and issued)		$30,000	25,000
On or before 18 June 2001	(paid and issued)		35,000	25,000
On or before 31 October 2001	(issued)	(i)	-	75,000
On or before 22 December 2002	(paid)		35,000	-
Within 45 days of Kaymin (Note 4e) electing to proceed with 2002 exploration program	(issued)	(i)	-	75,000
On or before 22 December 2003	(paid)		45,000	-
Within 45 days of Kaymin electing to proceed with 2003 exploration program	(issued)	(i)	-	75,000
On or before 20 December 2004			55,000	-
Within 45 days of Kaymin electing to proceed with 2004 exploration program	(issued)	(i)	-	75,000
Total			$200,000	350,000

i)

The company may satisfy in whole or part of its obligation to incur $500,000 in exploration expenditures by issuing these shares. The shares issued are to be valued at the higher of the ten-day average trading price prior to the date of issuance and a minimum price of  $0.60 per share.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

4.

Mineral Properties - Continued

c)

Agnew Lake Property (Note 4 (e)) - Continued

Under the amendment dated 2 December 2003, the shares and exploration expenditures to be issued/incurred by the company are as follows:

If Kaymin elects to fund the project beyond 31 December 2005, within 90 days of electing to proceed, the company, at its option, would be required to issue additional shares to make the accumulated value of all shares issued equal $500,000.

If Kaymin elects not to fund exploration beyond 31 December 2005, the company, at its option would be required to issue additional shares or incur exploration expenditures to make the accumulated value of all shares and exploration expenditures equal $500,000.

The property is subject to a 1% carried interest and up to a 2% NSR.

d)

ProAm Property

By agreement dated 12 October 2001, the company and a third party (collectively "the optionees") can acquire a 100% interest (50% each) in certain mineral claims, known as the ProAm property, located in the Dunlop and Shakespeare Townships, Sudbury Mining District, Ontario.  As consideration, the optionees, at their option, must collectively incur $400,000 of exploration expenditures on the property by 12 October 2005. In addition, the company has paid cash payments of $30,000 and issued 21,000 of the company's shares.

In addition, the optionees must make an annual payment of $6,000 in pre-production royalties commencing 30 December 2004.

The cash and share payments above are included as part of the work commitment.  Share payments will be valued at the ten-day average trading price as at the relevant anniversary date of this agreement.

If the optionees terminate the agreement, the optionees must maintain the property in good standing for a further two years from the date of termination.

The property is subject to an underlying royalty to the original vendor of 2.5%.  The optionees may purchase 1.5% of this royalty for $1.6 million.  Upon exercising the 100% option, the optionor will receive a 0.75% NSR on the property.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

4.

Mineral Properties - Continued

e)

Agnew Lake Farm-In

By agreement dated 25 May 2001 and amended 10 October 2003, the company and the underlying optionor collectively optioned to Kaymin up to a 60% interest (30% of the company's interest) in the Agnew Lake property and the ProAm property (Note 4c and d), located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the properties by making cash payments to the company and the underlying optionor of $200,000 each (received), and advancing funds for exploration and development expenditures as follows:

		Cumulative Amounts
By 31 December 2001	(advanced)	$1,400,000
By 31 December 2002	(advanced)	$2,650,000
By 31 December 2004	($2,900,320 advanced)	$4,150,000
By 31 December 2005		$6,000,000

These amounts include the reimbursement to the company for its previous expenditures on the property of $226,205 (received).  Once a minimum of $2,400,000 has been advanced, Kaymin can give notice of vesting and receive its proportionate earn-in interest based on the amount advanced to date, divided by $6,000,000.  In total, Kaymin has advanced $2,900,320 towards the Agnew project up to 30 April 2004 qualifying Kaymin to vest.  To date, Kaymin has not yet declared that they intend to vest.  Assuming that Kaymin will vest, all further advances up to $6,000,000 will increase Kaymin's percentage proportionately up to a 49.5% interest.

Although the company has received the full amount of these funds from Kaymin, the company, as Manager of the project, has not yet incurred the full amount in exploration expenditures on the property.  As at 31 October 2004, the funds advanced by Kaymin less the exploration expenditures incurred, has been recorded as a cash call payable of $17,967 (April 30, 2004 - $18,758).

Once the 49.5% interest is earned, Kaymin can increase its interest to 57% by entering into a joint venture agreement with the company and the underlying optionor and completing a feasibility study.  A further 3%, increasing ownership to 60%, can be earned by arranging funding for all development and construction costs to commercial production.  The company and the underlying optionor are required to repay their portions of the joint venture costs from a percentage of their share of production from the project.

At any time within three years following commencement of commercial production, Kaymin, at its option, has the right to purchase an additional 5% interest based upon the net present value of the operations.

The original property vendors retain a 1% carried interest and up to a 2% NSR.

A bonus of $100,000 was paid to a director and officer of the company for this agreement in a prior year.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

4.

Mineral Properties - Continued

f)

Sargesson and Kelly/Davis Properties

The company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

g)

Glitter Lake Property

By agreement dated 15 August 2003, the company can acquire, from CanAlaska Ventures Ltd. ("CanAlaska"), a company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000
Within 5 business days of receiving regulatory approval	(issued)		20,000
On or before 15 August 2004	(paid)	15,000	-	-
On or before the 1st anniversary of receiving regulatory approval			20,000
On or before 28 January 2005		-	-	150,000
On or before 15 April 2005		-	-	200,000
On or before 15 August 2005		20,000	-	-
On or before the 2nd anniversary of receiving regulatory approval			20,000
On or before 15 April 2006		-	-	300,000
Total		$45,000	60,000	$700,000

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within 24 months.  In the event the company does not complete a bankable feasibility study within two years, the company agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest the company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

4.

Mineral Properties - Continued

g)

Glitter Lake Property - Continued

In the event that a major mining company elects to participate in the project before the company vests with a 50% interest, the company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the company becoming vested, or pay such amount that will result in the company having spent $1 million in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

h)

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the company can acquire, from Freegold, a company with certain directors and officers in common with the company, up to a 50% interest in 785 claim units known as the Union Bay Property, located in South East Alaska.  As consideration, the company, at its option, must subscribe to purchase a private placement of $165,000 (completed) and must issue shares and make payments as follows:

		Option Payments	Shares
Within 5 days of approval by regulatory authorities	(issued)	$-	30,000
On or before the first anniversary of regulatory approval	(issued)	-	30,000
On or before 1 July 2003	(paid)	20,000	-
On or before 1 July 2004	(paid)	20,000	-
On or before 1 July 2005		30,000	-
On or before 1 July 2006		30,000	-
Total		$100,000	60,000

In addition to the above, minimum aggregate exploration expenditures of $1,000,000 must be completed by 1 July 2006, as follows:

On or before 1 July 2003	(completed)	$30,000
On or before 1 July 2004	(completed)	$30,000
Minimum aggregate on or before 1 July 2005		$400,000
Minimum aggregate on or before 1 July 2006		$1,000,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

4.

Mineral Properties - Continued

h)

Union Bay Property, Alaska - Continued

The company is responsible for the annual rents due on the property.  These rental payments shall be made on or before 16 August of each year the agreement is in effect.

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of becoming vested.  Upon vesting with a 60% interest, the company may within 90 days elect to increase its interest to 70% by placing the property into commercial production.

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before the company vests with a 50% interest, and subsequently vests with an interest in the property, the company and Freegold shall each, at the time of vesting, be deemed to hold a 50% interest in the property and the company shall relinquish its right to earn a 60% or 70% interest.  The company will then issue shares to the value of $100,000 to Freegold within 15 days of the company becoming vested. The shares will be issued at a price equivalent to the volume weighted five-day average price preceding the vesting date.  In addition, the company will receive 100% of the first US$60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the company and Freegold.

By joint venture agreement dated 21 May 2003 with Lonmin PLC ("Lonmin") (a major mining company), the company and Freegold granted an option to Lonmin for up to a 70% interest in the Union Bay platinum project.  To earn a 60% interest, Lonmin must incur, at its option, exploration expenditures of U.S. $815,000 (completed) in 2003 and a minimum of U.S. $1,000,000 per year in 2004, 2005 and 2006 and U.S. $750,000 for each year thereafter.  Lonmin may earn an additional 10% interest in the project by delivering a full feasibility study.  Upon the decision, by the management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the company and Freegold will each repay their share of the exploration costs and contribute pro rata to operating costs.  The company is the operator of the project during the exploration phase.

i)

Kane Property, Alaska

In a prior year the company acquired 30 claims by staking in Alaska.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

4.

Mineral Properties - Continued

j)

Lac Manitou, Quebec

By agreement dated 6 May 2004, the company can acquire 100% in certain claims known as the Lac Manitou property. As consideration, the company, at its option, must complete the following:

		Option payments	Shares	Exploration expenditure
Within 5 days of regulatory approval	(issued	$10,000	15,000	$-
	and paid)
On or before 31 December 2004		-	-	100,000
On or before 6 May 2005		20,000	20,000	-
On or before 31 December 2005		-	-	250,000
On or before 6 May 2006		50,000	50,000	-
On or before 31 December 2006		-	-	250,000
		$80,000	85,000	$600,000

The property is subject to a 2.5% NSR, 1% of which can be purchased for $750,000 and an additional 0.5% can be purchased for $500,000

k)

Takitimu, New Zealand

During the year ended April 30, 2004, the company applied for an exploration permit in Takitimu, New Zealand.  The permit had not been granted as at the year-end April 30, 2004.

l)

West Timmins Nickel Project, Ontario

By agreement dated 28 October 2004, the company may earn up to a 100 % interest in the West Timmins Nickel Project from Falconbridge Inc. ("Falconbridge").  The project is located in the Timmins region of Ontario.

Under the terms of the Agreement, the company will spend $4 million over a four year period in order to vest with a 100% interest in the project.  Falconbridge, for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn up to a 65% interest by either completing a feasibility study or spending $20 million on a feasibility study whichever occurs first.  Under the agreement, the company will act as Project Operator effective January 1, 2005.  Year 1 expenditures through December 31st 2005 will total $750,000.

In addition to the above, minimum aggregate exploration expenditures of $4,000,000 must be completed by 31 December 2008, as follows:

On or before 31 December 2005	(guaranteed)	$750,000
On or before 31 December 2006		$1,500,000
On or before 31 December 2007		$2,500,000
On or before 31 December 2008		$4,000,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

5.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	October 31, 2004 Net Book Value	April 30, 2004 Net Book Value
Automotive equipment	$13,017	$7,595	$5,422	$5,422
Furniture and office equipment	141,270	56,780	84,490	65,623
	$154,287	$64,375	$89,912	$71,045

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

6.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, details are as follows:

a)

During the period, engineering and consulting fees of $13,200 were paid to an officer and a company controlled by the officer.

b)

During the period, fees for consulting services in the amount of $1,300 were paid to a director of the company.

c)

During the period, fees for consulting services in the amount of $22,400 were paid to an officer and a company controlled by the officer.

d)

During the period, management fees of $38,280 were paid to a company controlled by a director and officer.

e)

During the period, rent in the amount of $26,873 was paid to a company controlled by an officer and director.

f)

During the period, accounting fees in the amount of $28,600 were paid to a company controlled by an officer and director.

g)

During the period, engineering and consulting fees in the amount of $35,426 were paid to an officer and a company controlled by the officer.

7.

Share Capital

a)

Private Placements

During the year ended April 30, 2004, the company issued 1,111,111 flow-through shares and 3,333,333 non-flow-through units at a price of $0.45 for gross proceeds of $2,000,000. Each non-flow-through unit consists of one common share and one-half share purchase warrant exercisable for 12 months at $0.60 per share. The agents received 333,332 agent's warrants exercisable at $0.50 per share for 12 months. A total of 63,032 non-flow-through units were purchased by related parties.

During the year ended April 30, 2004, the company issued 200,000 flow-through units and 2,200,000 non-flow-through units at a price of $1.00 for gross proceeds of $2,400,000. Each unit consists of one common share and one-half share purchase warrant exercisable for 18 months at $1.10 per share. The agents received 74,725 finder's units and 500,000 agent's warrants. Each finder's unit consists of one common share and one-half share purchase warrant. The agent's warrants have the same terms as the issued warrants.

During the year ended April 30, 2004, the company issued 250,000 flow-through units and 2,250,000 non-flow-through units at a price of $0.80 for gross proceeds of $2,000,000. Each unit consists of one common share and one-half share purchase warrant exercisable for 18 months at $1.00 per share.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

7.

Share Capital - Continued

b)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from flow-through issuances that management estimates have not been spent as at the balance sheet date.

c)

Exercise of Warrants and Options

i)

During the period, 38,400 warrants were exercised for gross proceeds of $19,200.

ii)

During the period, 18,000 warrants were exercised for gross proceeds of $8,720.

d)

Performance Shares

During the year ended April 30, 2004, 1,116,940 performance shares were reserved for issue.  At the discretion of the board of directors ("Board"), these shares may be issued to such arm's length parties as the Board considers desirable to attract consultants to the company.

During the year, the Board authorized the issuance of up to 300,000 performance shares at a price of $0.01 per share to attract a new officer to the company.  These shares are to be released as follows:

Shares	Date
50,000	15 January 2004	(issued)
50,000	30 June 2004	(issued*)
50,000	31 October 2004
50,000	28 February 2005
50,000	1 July 2005
50,000	1 December 2005
300,000

* 50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $30,000 at $0.60 per share.  The difference between the issue price and the fair market value ($29,500) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors.  The exercise price of an option is to be not less than the closing price on the Toronto Stock Exchange ("TSX") on the last trading day preceding the grant date.  Options vest on the grant date.

i)

A summary of the company's options at 31 October 2004 and the changes for the year are as follows:

Number outstanding 30 April 2004	Granted	Exercised	Expired/ Cancelled	Number outstanding 31 Oct. 2004	Exercise price per share	Expiry date
-	-	-	-	-	$0.60	20 April 2004
13,000	-	(13,000)	-	-	$0.44	20 October 2004
456,500	-	-	-	456,500	$0.83	28 February 2005
400,000	-	-	-	400,000	$0.60	3 May 2005
-	-	-	-	-	$2.10	3 May 2005
249,000	-	-	-	249,000	$0.60	15 December 2005
320,000	-	-	-	320,000	$0.60	21 December 2006
900,000		(5,000)	-	895,000	$0.60	31 December 2007
100,000	-	-	(100,000)	-	$0.46	1 July 2004
75,000	-	-	(75,000)	-	$0.76	1 September 2004
655,000	-	-	(20,000)	635,000	$0.76	10 September 2008
110,000	-	-	-	110,000	$1.00	10 February 2007
80,000	-	-	(20,000)	60,000	$0.80	18 March 2006
-	150,000	-	-	150,000	$0.80	18 March 2006
3,358,500	150,000	(18,000)	(215,000)	3,275,500

ii)

Stock-Based Compensation

Effective 1 May 2003, the company adopted the new recommendation of CICA Handbook Section 3870 (Note 1j). This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year ended April 30, 2004, the company granted options to purchase up to 1,090,000 shares of the company at exercise prices between $0.46 to $1.00 per share.  Of these options, 330,000 were granted to employees of the Company.

The total fair value of the options granted was calculated to be $348,000 on the grant date.  Since the options were granted under a graded vesting schedule, $223,000 of the fair value has been recorded in the company accounts during the year ended April 30, 2004 and $93,300 recorded to October 31, 2004.  The offsetting entry is to share capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	50.5% - 64.7%
Risk free interest rate	2.69% - 3.86%
Expected life of options	1-5 years

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Warrants

As at 31 October 2004, the following share purchase warrants were outstanding:

Shares	Exercise Price	Expiry Date

1,080,111	$0.60	30 September 2005
148,492	$0.50	30 September 2005
107,000	$1.10	23 June 2005
1,100,000	$1.10	13 July 2005
337,362	$1.10	13 July 2005
100,000	$1.25	13 July 2005
100,000	$1.50	13 July 2005
1,250,000	$1.00	26 October 2005
55,555	$0.50	6 November 2007
4,278,520

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

8.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $3,076,000, which may be carried forward indefinitely to reduce prescribed taxable income in future years .

The company has non-capital losses for tax purposes of approximately $2,825,000, which may be carried forward and expire as follows:

Amount
2005	$93,000
2009	833,000
2010	922,000
2011	977,000
$2,825,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these financial statements.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

9.

Commitments

a)

By agreement effective 17 August 1999, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $4,000 per month for the first year, $4,800 per month for the second year and $5,760 per month for the third year plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable for three-year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $48,000 plus one year's compensation.  During the prior year, this agreement expired but effective August 1, 2004, the company began to pay $7,000 on a month-to-month basis.  The company plans to renew the contract in due course.

b)

By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five-year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2005	$32,760
2006 (expiry in June 2005)	5,460
$38,220

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

10.

Contingent Liability

Subsequent to the year ended April 30, 2004, the Canada Revenue Agency ("CRA") reviewed and examined the Canadian Exploration Expenditures ("CEE") renounced by the company through its issuance of flow-through shares for the periods ending from 31 December 1998 to 2003. According to the CRA proposal letter, not all of the exploration expenditures made pursuant to the Kaymin farm-in agreement met the test for having been incurred by the company. Further, the CRA assumed that the denied CEE should be fully removed from the company's CEE pool. On this basis CRA proposes to disallow approximately $2,100,000 of exploration expenditures and charge additional penalty taxes of $267,000.

Should the CRA proposal be successful the company may be subject to some or all of the following:

  the company's un-renounced CEE pool may require amendment for the disallowance (Note 8);

  the company's corporation income tax return and flow-through share filings may require amendment;

  the company may be required to pay the additional penalty taxes; and

  the company may be required to compensate the shareholders for the impact of the disallowance.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2004
Canadian Funds

10.

Contingent Liability - Continued

Prior to the filing of the flow-through share documents, the company had received independent legal advice that the subject expenditures were appropriate and allowable. Therefore management of the company intends to vigorously contest this proposal.

No amounts have been accrued in these financial statements relating to this contingency because management believes it will be successful in challenging the CRA's position, and the ultimate outcome cannot be reasonably determined at the present time.

Form 51-102F1

Annual Management Discussion and Analysis

For

Pacific North West Capital Corp.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is Management's assessment of the results and financial condition of Pacific North West Capital Corp. (the "company" or "PFN") for the second quarter ended October 31, 2004 and should be read in conjunction with the financial statements for the period ended October 31, 2004 and related notes. The date of this Management's discussion and analysis is December 14, 2004.  Additional information on the company is available on SEDAR at www.sedar.com.

Business of Pacific North West Capital Corp

Pacific North West Capital Corp is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Project overview

Pacific North West Capital is pleased to provide an update of the company's activities over the second quarter of 2004. This quarter, the company continued to solidify its position as a leader in North American platinum-palladium exploration.

On behalf of the Directors and management of Pacific North West Capital, I will present to you a project by project update, since the last quarter.

River Valley - PGM Project, Sudbury Ontario

The River Valley Project, located near Sudbury Ontario, is a 50-50 joint venture between PFN and Anglo Platinum Corporation Limited ("Anglo Platinum"). Anglo Platinum is the world's largest producer of platinum group metals and may earn a 60% interest in River Valley by completing a feasibility study and a 65% interest by placing the project into commercial production.

Pacific North West Capital is the operator of the River Valley Project, and receives a 5% management fee on the exploration expenditures for managing the development of the property.

Anglo Platinum has already committed over $18 million to the project.  Exploration in 2004 included the completion of a $5.3 million budget by May and the completion a new resource calculation. The results of this new calculation are detailed below:

The third party study completed by Derry, Michener, Booth and Wahl represents our third resource calculation and a significant increase in the measured and indicated categories. In May 2004 Anglo Platinum approved an additional $3 million for exploration in order to continue to test other targets outside the main resource area in an effort to further enhance the existing resources.  This budget is  planned to be complete by the end of March 2005.

In September, 2004, Pacific North West Capital Corp. announced the Phase 8 drilling program on the River Valley Project had resumed.  A total of 15,000 metres was budgeted in this phase, and will test several of the new targets generated as a result of the summer exploration program as well as further testing the Varley, Azen, Jackson and Razor zones which were discovered in the Phase 7 program.

The Summer program was successful in identifying new areas of prospective PGM mineralization within the 14km long strike length of the contact of the River Valley Intrusive. New areas delineated include. -- Lismer's Extension, Azen North, Jackson's Flats East and West as well as the Drop and Casson Zones.   In addition the PGM mineralization has been traced for 2km in a breccia contact at the Pardo zone located to the north of the Dana Lake Deposit.

Induced polarization (IP) and magnetic surveys are being carried out on the Lismer's Extension, Pardo, Casson and Azen areas. The surveys are delineating drill targets where prospecting has returned anomalous PGM assay values.  The results show the extension of the breccia contact style mineralization with strong chargeability anomalies along the contact and into the intrusive body.  The joint venture is currently exploring over 15 km of potential mineralization on the River Valley Project.

River Valley is the most significant stand-alone discovery of platinum group metals in North America in the last 20 years.  Anglo Platinum may earn up to a 65% interest by placing the project into commercial production.

A very experienced technical team and the backing of partners like Anglo Platinum and Lonmin plc will continue to permit Pacific North West Capital to complete its corporate objectives.

Union Bay Platinum Project, Ketchikan, Alaska

On September 16th, 2004, Pacific North West Capital Corp. and its Joint Venture partner Lonmin plc  ("Lonmin") (the world's third largest underground primary platinum group metals producer) announced the expansion of the 2004 exploration program by US $600,000 increasing Lonmin's funding to US $1.8 million for the 2004 field season.

Lonmin may earn up to 70% interest in the project by delivering a full feasibility study. Upon the decision by the joint venture management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing. Following commencement of commercial production, Pacific North West Capital and its joint venture partner Freegold Ventures Limited will each repay their share of the financing costs on agreed upon commercial terms and contribute pro rata to operating costs.

Pacific North West Capital is the Operator of the project during the exploration phase. The expansion was predicated on the successes of the Phase 1 program carried out this summer.  The summer program consisted of reconnaissance geochemical sampling, a combined airborne and electromagnetics (EM) geophysical survey and completion of Phase 1 core drilling on the Continental zone.  The Phase 2 program has recently been completed and results from the program are anticipated before the end of the first quarter of 2005.

Agnew Lake PGM Project, Sudbury, Ontario

The Agnew Lake Project is a joint venture with Anglo Platinum and Platinum Group Metals. Anglo Platinum can earn a 49.5% interest in the property by funding $6 million in exploration and can increase this to 60% by completing a feasibility study and arranging 100% of production financing. Anglo Platinum has funded approximately $3 million in exploration on the Agnew Lake Project to date.  A $250,000 budget for a mapping and sampling program was carried out in 2004 and a final report is currently in progress and is expected to be released in the early part of 2005.  Pacific North West Capital is the operator of the River Valley Project, and receives  a 10% management fee on  the exploration expenditures for managing the development of the property.

Nickel Division Established - Fall 2004

On November 26th, 2004, Pacific North West Capital announced that it had entered into an agreement with Falconbridge Limited (Falconbridge) whereby it may earn up to a 100% interest in the West Timmins Nickel Project.  This project covers 355 square kilometres (87,720 acres) some 60km west of Timmins, Ontario.

For the past several years PFN has focused exclusively on platinum group metal exploration, and for the past three years PFN has had one of the most aggressive platinum group metal exploration budgets in North America.  Nickel-copper is often associated with PGMs, and with the forecast for the price of base metals continuing to remain strong over the foreseeable future. Management decided to create a new nickel division to take advantage of our senior technical staff's over 150 years of base metals exploration and development expertise.  After an extensive review of a number of Canadian nickel properties PFN elected to enter into a joint venture with Falconbridge on the West Timmins Project, adjacent to Falconbridge's Montcalm project. The Falconbridge Montcalm Project has an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 5.1 million tonnes grading 1.46% nickel and 0.7% copper are in the measured and indicated category and are expected to support a mine life of 8.5 years.

The opportunity to partner with Falconbridge provides a strategic link with a major mining and smelting partner in the Sudbury-Timmins Area.  The recently completed modifications to the Kidd Metallurgical Circuit to facilitate the treatment of nickel bearing material has generated additional exploration interest within this famous mining camp. Exploration on the West Timmins nickel project has commenced with the flying of a detailed airborne geophysical survey.

Under the terms of the Agreement PFN will spend $4 million over a 4 year period in order to vest with a 100% interest in the Project. Falconbridge, for its part, will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by either completing a feasibility study or spending $20 million on a feasibility study whichever occurs first. Under the Agreement PFN will act as Project Operator effective January 1st, 2005.  Year 1 expenditures through December 31st, 2005 will total $750,000 and will include the flying of an AeroTEM survey, ground geophysical work and a follow-up drilling program. The AeroTEM airborne geophysical survey will cover the entire Montcalm Intrusion in an effort to delineate additional drill targets.  The survey is currently in progress.

Major Acquisition Program in Progress

Pacific North West Capital's management team are in the process of acquiring new platinum group metal projects for 2005, and are currently negotiating on a number of other nickel projects to increase its project portfolio.

Working Capital

As of October 31st, 2004, the company had approximately $5.2 million in working capital with no debt.

The Metals

In Fall of 2004, Johnson Mathey released its Platinum 2004 Interim Review.

Platinum - Summary and Outlook (credit JM)

Palladium price overview

Nickel price overview

For further information on the 2004 review, please refer to www.platinum.matthey.com/publications

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30,(audited)
	2004	2003	2002
Total Revenues	$380,952	$284,804	$338,780
General and administrative expenses	1,473,225	$1,364,612	$1,177,225
Mineral property costs	1,905,995	1,395,570	3,869,593
Income (loss) before other items In total Basic and diluted loss per share	(1,473,225) (0.06)	(1,364,612) (0.07)	(1,177,225) (0.06)
Net income (loss) from continuing operations In total Basic and diluted loss per share	(1,276,008) (0.05)	(1,323,658) (0.06)	(1,422,135) (0.07)
Totals Assets	7,202,319	1,785,530	3,614,678
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the company prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

			For the Quarters Ended (unaudited)
	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
	2004	2004	2004	2004	2003	2003	2003	2003
Total revenues	$110,944	$49,491	$99,920	$96,092	$130,418	$54,522	$176,848	$88,886
Net loss	297,395	259,139	503,953	205,335	363,197	203,523	375,105	352,418
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Total assets	6,802,520	7,015,719	7,202,319	5,680,659	3,193,241	1,980,803	1,785,530	1,699,724

Results of operations

The quarter ended October 31, 2004 resulted in a net loss of $556,534 which compares with a loss of $566,720 for the same period in 2003. General and administrative expenses for the quarter ended October 31, 2004 were $716,969 a decrease of $28,659 over the same period in 2003. Stock-based compensation fees of $122,800 were recorded as compared to $125,345 in the previous year. The company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after May 1, 2002.  General and administrative costs were relatively the same compared to the previous year.  Project management fees of $126,331 were earned during the quarter as compared to $177,326 in the previous year. Interest income was $34,104, an increase of 26,490 over the same period in 2003 as the company had more funds on deposit.

During the quarter ended October 31, 2004, the company incurred mineral property costs of $2,268,352 with $1,550,831 being funded by joint venture partners.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $112,304 for the period ended October 31, 2004, a decrease of $76,259 over the same period in 2003.

Liquidity and capital resources

At October 31, 2004, the company's working capital, defined as current assets less current liabilities, was $5,192,556 compared with working capital of $5,566,082 at April 30, 2004. Flow-through funds of $489,102 must be spent before Dec. 31, 2004 and $200,000 must be spent before Dec. 31, 2005 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the quarter, the company issued 56,400 shares on the exercise of warrants and options for gross proceeds of $27,920. A further 50,000 performance shares were issued  for proceeds of $500 and a value of $30,000.

The company has a portfolio of investments with a book value of $158,674 and a market value of $211,356 as at October 31, 2004. The main investments consist of 390,188 shares of Freegold Ventures Limited and 280,000 shares of CanAlaska Ventures Ltd. which both have certain directors in common. These amounts are included in the above working capital. The company has total issued and outstanding of 31,767,404 shares at October 31, 2004.

Contractual commitments

The company is committed under an operating lease with a company controlled by Harry Barr for its office premises with the following  minimum basic lease payments to the expiration of the lease on June 30, 2005.  The company is also responsible for its proportionate share of property taxes and operating costs. See "related party transactions" for details.  No mineral option payments have been included as they  are being funded by various joint venture partners or may be terminated with appropriate notice. Further information on mineral option payments are disclosed in note 4 of the October 31, 2004 financial statements.

Year ended April 30,	2005	2006	2007	2008	2009	Thereafter

Office lease	$32,760	$5,460	-	-	-	-

Off-balance sheet arrangements

The company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all of the company's significant accounting policies is included in note 1 to the financial statements for the second quarter ended October 31, 2004.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Stock-based compensation

During the year ended April 30, 2004, the company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after May 1, 2002. As encouraged by CICA Handbook Section 3870, the company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning May 1, 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Flow through shares

During the year ended April 30, 2004, the company adopted the new accounting pronouncement relating to flow through shares effective for all flow through agreements after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow through shares whereby the investor can claim the tax deductions arising from the related resources expenditures.  When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions ('losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The company is currently assessing these requirements to ensure its complies with the new standards starting on May 1, 2004.

Financial Instruments and Other Instruments

Pacific North West Capital Corp's financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash - flow-through, accounts payable and cash call payable. Unless otherwise noted, it is management's opinion that Pacific North West Capital Corp is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The company is authorized to issue unlimited common shares without par value.  As at October 31, 2004, there were 31,767,404 outstanding common shares compared to 31,551,004 outstanding shares at April 30, 2004.

Directors, officers, employees and contractors are granted options to purchase common shares under the company stock option plan.  This plan and its terms and outstanding balance are disclosed in notes 7e to the  second quarter financial statements to October 31, 2004.

During the year ended April 30, 2004, 1,116,940 performance shares were reserved for issue. At the discretion of the Board, these shares may be issued to such arm's length parties as the Board considers desirable to attract to the company. During the year ended April 30, 2004, 50,000 performance shares were issued at $0.01 per share for total proceeds of $500. During the quarter ended October 31, 2004, a further 50,000 performance shares were issued at $0.01 per share for total proceeds of $500.

Related party transactions

During the quarter ended October 31, 2004, the below related parties were paid the following: A total of $38,280 was paid to a company controlled by Harry Barr, a Director and President of the company for management services; pursuant to an office lease agreement dated October 11, 2000, a total of $26,873 was paid to a company controlled by Harry Barr for office rent; a total of $22,400 was paid to a company controlled by Taryn Downing, an Officer of the company for corporate secretarial services; a total of $28,600 was paid to a company controlled by Gord Steblin, a Director and Officer of the company for accounting services;  a total of $13,200 was paid to a company controlled by Peter Dasler, an Officer of the company for engineering and consulting fees;  a total of $35,426 was paid to a company controlled by John Londry, an Officer of the company for engineering and consulting services; and $1,300 to Lindsay Bottomer, a Director of the company for consulting fees.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The company's activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the company's generative exploration programs are successful additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company's properties.

Subsequent to the year ended April 30,2004, the Canada Revenue Agency (CRA) reviewed and examined the Canadian Exploration Expenses renounced by the company through its issuance of flow through shares for the periods ending December 31, 1998 to December 31, 2003. According to the CRA proposal letter, not all of the exploration expenditures made pursuant to the Kaymin farm-in agreement met the test for having been incurred by the company. On this basis CRA proposed to disallow approximately $2,100,000 of exploration expenditures and charge additional penalty taxes of $267,000. Prior to the filing of the flow through share documents, the company had received independent legal advice that the subject expenditures were appropriate and allowable; therefore, management of the company intends to vigorously contest this proposal.  No amounts have been accrued in these financial statements relating to this situation because management believes it will be successful and the ultimate outcome cannot be determined at the present time.

Outlook

Pacific North West Capital Corp currently has three joint venture agreements in which other companies are earning an interest in Pacific North West Capital Corp's projects by carrying all costs and making significant exploration expenditures.  The company ended October 31, 2004 with a strong cash position that will enable it to continue its own exploration effects in the United States, Canada and New Zealand seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies exploration and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of Pacific North West Capital Corp has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.

Form 52-109FT2 - Certification of Interim Filing during Transition Period

I, Harry Barr, CEO of Pacific North West Capital Corp. Ltd certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Pacific North West Capital Corp for the interim period ending October 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

December 15, 2004

Per:

"Harry Barr"

Harry Barr

Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filing during Transition Period

I, Gordon Steblin, CFO of Pacific North West Capital Corp.  certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Pacific North West Capital Corp.  for the interim period ending October 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

December 15, 2004

Per:

"Gordon Steblin"

Gordon Steblin

Chief Financial Officer